Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-128689

12/ifr 1632/ May 6, 2006	ifre.com

IFR INTERVIEW LOUISE HERRLE
PEOPLE & MARKETS
ResCap crosses the pond
The lone vestige of General Motors still carrying investment-grade ratings will take its story of debt repayment, expanding financing plans and market hurdles to Europe this week. ResCap’s treasurer Louise Herrle recapped the journey so far for IFR’s Andrew Stein.
     After completing the financing needed to repay its US dollar-denominated debt to GMAC, Residential Capital Corp (ResCap) is looking to wash its hands of its remaining US$1bn equivalent of inter-company debt as it kicks off a roadshow in Europe that will presumably precede deals in sterling and euros this year.
     ResCap’s message to European accounts will likely be similar to the one conveyed with its most recent dollar transaction — that future supply may be a fraction of what it has been over the past year.
     “Prior to our latest dollar transaction, investors and dealers had a conservative assumption that we would have to borrow up to twice as much as our inter-company debt to repay GMAC,” said Louise Herrle, treasurer of ResCap. “We think that regular issuance in the market would have validated that perception. Our latest dollar trade featured 100 new ResCap investors, and changing the dynamic of supply expectations played a large part in their participation.”
     ResCap’s reception at investor meetings and the broader market tone will set the timing of this year’s euro and sterling trades. When transactions do surface, both offerings are likely to contain the same coupon step-up that has been present in all of ResCap’s dollar offerings as the credit looks for consistency across its securities issued thus far.
     A change in ResCap’s supply dynamic could surface when its first maturities come due in 2007, which should also be after a ratings upgrade. A lot can happen in a volatile mortgage industry in a year, and the firm’s decision on whether to refinance or retire a portion of the debt will rely, in part, on the size of its balance sheet and the strength of the mortgage market.
     “We currently do not have a commercial paper programme, and that is something we would like to explore if our ratings improve,” Herrle said. “We are also looking into a retail distribution programme, which could alter our 2007 funding needs.”
     All things being equal, commercial paper and retail programmes would reduce ResCap’s reliance on the unsecured market. However its growth going forward will be the true determinant of how frequent an issuer the credit becomes.
     One advantage of more frequent trips to the institutional market would be lower underwriting fees. Since its inaugural offering in June, ResCap has had to negotiate aggressively on fees as it was a new credit with a non-investment grade parent.
     “Some dealers pitched for higher than standard fees on the basis that we were new to the market and a lot of credit work was needed, but we didn’t accept that argument,” said Herrle.
     On completion of the GMAC debt repayment, ResCap will have accomplished one of its primary goals well ahead of the schedule set when it was formed in 2005. In creating greater separation from its parent company, ResCap is taking an important step in achieving rating upgrades, although other variables may have to fall into place before those emerge.
     “We view the repayment of the dollar-denominated, inter-company debt as a positive, but in and of itself that is probably not enough to warrant an upgrade,” said Christopher Wolfe, credit analyst with Fitch Ratings, which has ResCap at BBB- with a ratings positive outlook.
     Analysts expect ResCap could receive one-notch upgrades to Baa2/BBB/BBB when the GMAC/Cerberus deal closes in the fourth quarter. In the event that the Cerberus deal fails, it is thought that ResCap will be sold independently and assume the ratings of its sponsor.
     Although ResCap has drawn a deep investor base, experienced significant overall spread performance in the secondary market and repaid its inter-company debt, its year-long trip has not been without hurdles. A failure to reclassify mortgage loans received the most attention, prompting GM to miss its 10-K filing deadline and ResCap to restate its cashflows.
     “ResCap takes its reporting responsibilities seriously. The restatement of cashflows was fully disclosed in our 10-K and we received very few follow up calls from investors,” said Herrle. “That said, many investors contacted various research outlets and there was an understanding that the restatement of cashflows did not impact financial performance.”
     Another challenge for ResCap has been negotiating the volatile mortgage industry amid squeezed margins and a higher cost of funds. In its first quarter, the company reported a 38% drop in profit compared with a year earlier, and its recent debt issues have come under pressure. Its 6.5% issue due 2013 priced at 163bp over in mid-April and was quoted at plus 173bp last week. The 6% notes of 2011 printed at 150bp in February and traded at 152bp over late in the week.
     There may be some relief in store for the results, however, as margins should improve as the Treasury curve steepens and GMAC debt repayment improves the cost of funds.
     “Repaying the dollar-denominated, inter-company debt will certainly improve the cost of unsecured funding. The inaugural offering last June was our period of peak spreads and we paid off the subordinated GMAC debt with lower costing funds,” Herrle noted.
     “The recent steepening of the curve should help margins, and we can also focus on broadening product offerings while emphasising our long-standing relationships to maintain or improve our strong market position.”
     [LOUISE HERRLE PHOTO] “ResCap takes its reporting responsibilities seriously. The restatement of cashflows was fully disclosed in our 10-K and we received very few follow up calls from investors.” Louise Herrle
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-503-4611.